Exhibit 99.1

GDS Reports

Third Quarter 2018 Results

GDS Holdings Limited Reports Third Quarter 2018 Results

Shanghai, China, November 13, 2018 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                  Net revenue increased by 79.7% year-over-year (“Y-o-Y”) to RMB762.8 million (US$111.1 million) in the third quarter of 2018 (3Q2017: RMB424.4 million).

•                  Service revenue increased by 77.9% Y-o-Y to RMB752.6 million (US$109.6 million) in the third quarter of 2018 (3Q2017: RMB423.0 million).

•                  Net loss was RMB119.4 million (US$17.4 million) in the third quarter of 2018, compared with a net loss of RMB90.3 million in the third quarter of 2017.

•                  Adjusted EBITDA (non-GAAP) increased by 125.3% Y-o-Y to RMB301.2 million (US$43.8 million) in the third quarter of 2018 (3Q2017: RMB133.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 39.5% in the third quarter of 2018 (3Q2017: 31.5%).

Operating Highlights

•                      Total area committed increased by 95.3% Y-o-Y to 161,799 square meters (“sqm”) as of September 30, 2018 (September 30, 2017: 82,850 sqm).

•                      Area utilized (or revenue generating space) increased by 99.1% Y-o-Y to 100,679 sqm as of September 30, 2018 (September 30, 2017: 50,579 sqm).

•                      Area in service increased by 89.3% Y-o-Y to 147,342 sqm as of September 30, 2018 (September 30, 2017: 77,832 sqm).

•                      Commitment rate for area in service was 96.3% as of September 30, 2018 (September 30, 2017: 89.8%) and utilization rate was 68.3% as of September 30, 2018 (September 30, 2017: 65.0%).

•                      Area under construction was 43,718 sqm as of September 30, 2018 (September 30, 2017: 37,478 sqm).

•                      Pre-commitment rate for area under construction was 45.4% as of September 30, 2018 (September 30, 2017: 34.6%).

“We had another outstanding quarter in terms of new business, signing up nearly 19,000 sqm of additional customer commitments and staying on track to achieve twice what we did last year.” said Mr. William Huang, Chairman and Chief Executive Officer. “Despite macro market conditions, we continue to see strong demand for high-performance data center capacity in China from across our customer franchise, driven mainly by cloud adoption and AI deployment. Through our deep relationships with hyperscale customers and the strategically located resource which we have secured for capacity expansion, GDS is strongly positioned for the coming opportunities.”

“Once again, we have delivered year on year adjusted EBITDA growth of well over 100%” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin in the third quarter was eight percentage points higher than a year ago, as we continued to realize significant operating leverage. We are further raising our full year 2018 revenue and adjusted EBITDA guidance to reflect the continued out-performance.”

Third Quarter 2018 Financial Results

Net revenue in the third quarter of 2018 was RMB762.8 million (US$111.1 million), a 79.7% increase over the third quarter of 2017 of RMB424.4 million and a 19.7% increase over the second quarter of 2018 of RMB637.5 million. Service revenue in the third quarter of 2018 was RMB752.6 million (US$109.6 million), a 77.9% increase over the third quarter of 2017 of RMB423.0 million and a 20.2% increase over the second quarter of 2018 of RMB626.3 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 14,014 sqm of net additional area utilized in the third quarter of 2018 which mainly related to the Beijing 2 (“BJ2”), Guangzhou 3 (“GZ3”) Phase 1, Hebei 2 (“HB2”) and Hebei 3 (“HB3”) data centers. Revenue from IT equipment sales was RMB10.2 million (US$1.5 million), compared with RMB1.4 million in the third quarter of 2017 and RMB11.2 million in the second quarter of 2018.

Cost of revenue in the third quarter of 2018 was RMB591.0 million (US$86.0 million), an 83.7% increase over the third quarter of 2017 of RMB321.7 million and a 18.2% increase over the second quarter of 2018 of RMB500.0 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, as well as an increase in depreciation and amortization costs and other related costs such as personnel, outsourcing and building rent as a result of the completion of the Shenzhen 5 (“SZ5”) Phase 2, Hebei 1 (“HB1”), GZ3 Phase 1 and Shanghai 11 (“SH11”) data centers which came into service late in the previous quarter, and the completion of the Shanghai 8 (“SH8”), Chengdu 2 (“CD2”) Phase 1, HB2 and HB3 data centers which came into service during the third quarter.

Gross profit was RMB171.9 million (US$25.0 million) in the third quarter of 2018, a 67.3% increase over the third quarter of 2017 of RMB102.7 million, and a 25.0% increase over the second quarter of 2018 of RMB137.5 million. Gross profit margin was 22.5% in the third quarter of 2018, compared with 24.2% in the third quarter of 2017, and 21.6% in the second quarter of 2018. The increase in gross profit margin over the previous quarter was primarily due to the leverage effect realized on fixed-cost components of cost of revenue.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB366.9 million (US$53.4 million) in the third quarter of 2018, an 81.7% increase over the third quarter of 2017 of RMB201.9 million and a 26.2% increase over the second quarter of 2018 of RMB290.8 million.

Adjusted NOI margin (non-GAAP) was 48.1% in the third quarter of 2018, compared with 47.6% in the third quarter of 2017, and 45.6% in the second quarter of 2018. The increase over the previous quarter was mainly due to the leverage effect realized on fixed-cost components of cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.1 million (US$1.0 million), were RMB22.2 million (US$3.2 million) in the third quarter of 2018, a 22.6% increase from the third quarter of 2017 of RMB18.1 million (excluding share-based compensation of RMB4.7 million) and a 24.5% increase from the second quarter of 2018 of RMB17.8 million (excluding share-based compensation of RMB4.3 million). The increase over the previous quarter was primarily due to an increase in personnel cost as a result of business expansion.

General and administrative expenses, excluding share-based compensation expenses of RMB14.1 million (US$2.1 million) and depreciation and amortization expenses of RMB17.8 million (US$2.6 million), were RMB57.3 million (US$8.3 million) in the third quarter of 2018, a 20.4% increase over the third quarter of 2017 of RMB47.6 million (excluding share-based compensation of RMB7.2 million and depreciation and amortization expenses of RMB9.2 million) and a 16.2% increase from the second quarter of 2018 of RMB49.3 million (excluding share-based compensation of RMB21.8 million and depreciation and amortization expenses of RMB15.6 million). The increase in general and administrative expenses over the previous quarter was primarily due to increases in personnel cost, professional fees and other office expenses.

Research and development costs were RMB3.3 million (US$0.5 million) in the third quarter of 2018, compared with RMB2.1 million in the third quarter 2017 and RMB3.2 million in the second quarter of 2018.

Net interest expenses for the third quarter of 2018 were RMB182.2 million (US$26.5 million), a 72.3% increase over the third quarter of 2017 of RMB105.7million and a 32.7% increase over the second quarter of 2018 of RMB137.3 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion as well as the convertible senior notes offering completed in June 2018.

Foreign currency exchange gain for the third quarter of 2018 was RMB13.4 million (US$2.0 million), compared with a loss of RMB1.6 million in the third quarter of 2017 and a gain of RMB9.8 million in the second quarter of 2018. The foreign currency gain was mainly due to the appreciation of USD against RMB.

Net loss in the third quarter of 2018 was RMB119.4 million (US$17.4 million), compared with a net loss of RMB90.3 million in the third quarter of 2017 and a net loss of RMB102.1 million in the second quarter of 2018.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB301.2 million (US$43.8 million) in the third quarter of 2018, a 125.3% increase over the third quarter of 2017 of RMB133.7 million and a 29.7% increase over the second quarter of 2018 of RMB232.3 million.

Adjusted EBITDA margin (non-GAAP) was 39.5% in the third quarter of 2018, compared with 31.5% in the third quarter of 2017, and 36.4% in the second quarter of 2018. The increase over the previous quarter was mainly due to leverage realized on general and administrative expenses as well as on other fixed-cost components of cost of revenue as data centers ramp up.

Basic and diluted loss per ordinary share in the third quarter of 2018 was RMB0.12 (US$0.02), compared with RMB0.12 in the third quarter of 2017, and RMB0.10 in the second quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2018 was RMB0.96 (US$0.14), compared with RMB0.95 in the third quarter of 2017, and RMB0.82 in the second quarter of 2018. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the third quarter of 2018 was 161,799 sqm, compared with 82,850 sqm at the end of the third quarter of 2017 and 143,065 sqm at the end of the second quarter of 2018, an increase of 95.3% Y-o-Y and 13.1% quarter-over-quarter (“Q-o-Q”). In the third quarter of 2018, net additional total area committed was 18,734 sqm, including significant contributions from the SH8, Shanghai 9 (“SH9”) and Beijing 5 (“BJ5”) Phase 1 & Phase 2 data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the third quarter of 2018 was 147,342 sqm, compared with 77,832 sqm at the end of the third quarter of 2017 and 127,984 sqm at the end of the second quarter of 2018, an increase of 89.3% Y-o-Y and 15.1% Q-o-Q. In the third quarter of 2018, the SH8, CD2 Phase 1, HB2 and HB3 data centers came into service.

Area under construction at the end of the third quarter of 2018 was 43,718 sqm, compared with 37,478 sqm at the end of the third quarter of 2017 and 41,023 sqm at the end of the second quarter of 2018, an increase of 16.6% Y-o-Y and 6.6% Q-o-Q. In the third quarter of 2018, as previously disclosed, construction has commenced on the Shanghai 10 (“SH10”), Beijing 6 (“BJ6”) and Shenzhen 5 (“SZ5”) Phase 3 data centers. In addition, construction has also commenced on the BJ5 Phase 2 data center.

Commitment rate of area in service was 96.3% at the end of the third quarter of 2018, compared with 89.8% at the end of the third quarter of 2017 and 95.6% at the end of second quarter 2018. Pre-commitment rate of area under construction was 45.4% at the end of the third quarter of 2018, compared with 34.6% at the end of the third quarter of 2017 and 50.6% at the end of the second quarter of 2018.

Area utilized at the end of the third quarter of 2018 was 100,679 sqm, compared with 50,579 sqm at the end of the third quarter of 2017 and 86,665 sqm at the end of the second quarter of 2018, an increase of 99.1% Y-o-Y and 16.2% Q-o-Q. Net additional area utilized was 14,014 sqm in the third quarter, which mainly came from the additional area utilized in the BJ2, GZ3 Phase 1, HB2 and HB3 data centers.

Utilization rate of area in service was 68.3% at the end of the third quarter of 2018, compared with 65.0% at the end of the third quarter of 2017 and 67.7% at the end of the second quarter of 2018.

Liquidity

As of September 30, 2018, cash was RMB3,491.7 million (US$508.4 million). Total short-term debt was RMB1,460.0 million (US$212.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,311.0 million (US$190.9 million) and the current portion of capital lease and other financing obligations of RMB149.0 million (US$21.7 million). Total long-term debt was RMB10,846.7 million (US$1,579.3 million), comprised of long-term borrowings (excluding current portion) of RMB4,749.2 million (US$691.5 million), convertible bonds of RMB2,005.0 million (US$291.9 million) and the non-current portion of capital lease and other financing obligations of RMB4,092.5 million (US$595.9 million). During the third quarter of 2018, the Company obtained new debt facilities of RMB792.0 million (US$115.3 million).

Updated Business Outlook

For the full year of 2018, the Company now expects its total revenues to be not less than RMB2,750 million, an increase of approximately 4.3% from the top end of the previously guided range of RMB2,636 million; and adjusted EBITDA to be not less than RMB1,020 million, an increase of approximately 5.9% from the top end of the previously guided range of RMB963 million. The updated estimates imply an increase of not less than 70.2% year-over-year in total revenues and not less than   99.1% year-over-year in adjusted EBITDA. The previous guidance of capital expenditures of around RMB4,000 million for the full year of 2018 remains unchanged.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, November 13, 2018 (9:00 p.m. Beijing Time on November 13, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	5886079

A telephone replay will be available approximately two hours after the call until November 21, 2018 07:59 AM U.S. ET by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	5886079

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Third, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.868 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2017	As of September 30, 2018
	RMB	RMB	US$

Assets
Current assets
Cash	1,873,446	3,491,694	508,400
Accounts receivable, net of allowance for doubtful accounts	364,654	625,087	91,014
Value-added-tax (“VAT”) recoverable	112,067	142,106	20,691
Prepaid expenses and other current assets	103,861	200,981	29,263
Total current assets	2,454,028	4,459,868	649,368

Property and equipment, net	8,165,601	12,581,602	1,831,916
Goodwill and intangible assets, net	1,919,221	2,249,763	327,572
Other non-current assets	605,717	925,827	134,804
Total assets	13,144,567	20,217,060	2,943,660

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	790,484	1,310,991	190,884
Accounts payable	1,110,411	1,033,466	150,476
Accrued expenses and other payables	424,233	667,274	97,157
Capital lease and other financing obligations, current	97,943	148,980	21,692
Total current liabilities	2,423,071	3,160,711	460,209

Long-term borrowings, excluding current portion	3,459,765	4,749,184	691,494
Convertible bonds payable	0	2,004,993	291,933
Capital lease and other financing obligations, non-current	2,303,044	4,092,532	595,884
Other long-term liabilities	483,175	612,051	89,116
Total liabilities	8,669,055	14,619,471	2,128,636

Shareholders’ equity
Ordinary shares	320	341	50
Additional paid-in capital	5,861,445	7,232,029	1,053,003
Accumulated other comprehensive loss	(200,688)	(142,585)	(20,761)
Accumulated deficit	(1,185,565)	(1,492,196)	(217,268)
Total shareholders’ equity	4,475,512	5,597,589	815,024
Commitments and contingencies

Total liabilities and shareholders’ equity	13,144,567	20,217,060	2,943,660

Note:
The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method and made an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB0.7 million. Therefore, the comparative information was not adjusted.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	423,042	626,347	752,620	109,584	1,098,197	1,930,440	281,077
Equipment sales	1,391	11,163	10,201	1,485	12,493	32,116	4,676
Total net revenue	424,433	637,510	762,821	111,069	1,110,690	1,962,556	285,753
Cost of revenue	(321,709)	(499,989)	(590,956)	(86,045)	(820,407)	(1,530,253)	(222,809)
Gross profit	102,724	137,521	171,865	25,024	290,283	432,303	62,944

Operating expenses
Selling and marketing expenses	(22,854)	(22,132)	(29,320)	(4,269)	(67,618)	(78,301)	(11,401)
General and administrative expenses	(63,972)	(86,737)	(89,267)	(12,998)	(160,473)	(238,940)	(34,790)
Research and development expenses	(2,059)	(3,201)	(3,318)	(483)	(4,720)	(9,191)	(1,338)
Income from operations	13,839	25,451	49,960	7,274	57,472	105,871	15,415
Other income (expenses):
Net interest expenses	(105,733)	(137,274)	(182,152)	(26,522)	(270,096)	(434,480)	(63,262)
Foreign currency exchange (loss) gain, net	(1,638)	9,778	13,420	1,954	(5,473)	19,979	2,909
Others, net	866	1,903	3,197	465	2,702	5,709	831
Loss before income taxes	(92,666)	(100,142)	(115,575)	(16,829)	(215,395)	(302,921)	(44,107)
Income tax benefits (expenses)	2,337	(1,935)	(3,779)	(550)	5,038	(4,436)	(646)
Net loss	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)

Net loss attributable to ordinary shareholders	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)

Loss per ordinary share
Basic and diluted	(0.12)	(0.10)	(0.12)	(0.02)	(0.28)	(0.31)	(0.05)

Weighted average number of ordinary share outstanding
Basic and diluted	761,737,609	992,452,334	997,967,316	997,967,316	760,795,203	986,825,604	986,825,604

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)
Foreign currency translation adjustments, net of nil tax	4,414	71,907	26,602	3,873	1,717	58,103	8,460
Comprehensive loss	(85,915)	(30,170)	(92,752)	(13,506)	(208,640)	(249,254)	(36,293)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Adjusted				Adjusted
Net loss	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)
Depreciation and amortization	104,722	166,759	206,661	30,090	260,738	510,908	74,390
Amortization of debt issuance cost and debt discount	8,436	9,339	15,956	2,323	17,425	33,223	4,837
Share-based compensation expense	15,594	27,954	27,358	3,983	41,394	70,945	10,330
Others	(5,478)	1,318	(2,411)	(351)	(11,438)	(3,870)	(564)
Changes in operating assets and liabilities	(88,473)	(121,601)	(90,750)	(13,214)	(236,955)	(428,126)	(62,334)
Net cash (used in) provided by operating activities	(55,528)	(18,308)	37,460	5,452	(139,193)	(124,277)	(18,094)

Purchase of property and equipment	(433,352)	(867,965)	(965,555)	(140,588)	(1,175,471)	(2,596,492)	(378,057)
Payments related to acquisitions	(10,338)	(289,487)	(110,556)	(16,097)	(50,318)	(443,850)	(64,625)
Net cash used in investing activities	(443,690)	(1,157,452)	(1,076,111)	(156,685)	(1,225,789)	(3,040,342)	(442,682)

Net proceeds from financing activities	226,258	2,499,137	1,066	156	805,108	4,613,206	671,695
Net cash provided by financing activities	226,258	2,499,137	1,066	156	805,108	4,613,206	671,695
Effect of exchange rate changes on cash and restricted cash	(19,470)	153,167	115,650	16,841	(51,884)	211,181	30,748

Net (decrease) increase of cash and restricted cash	(292,430)	1,476,544	(921,935)	(134,236)	(611,758)	1,659,768	241,667
Cash and restricted cash at the beginning of period	1,519,664	3,052,759	4,529,303	659,479	1,838,992	1,947,600	283,576
Cash and restricted cash at end of period	1,227,234	4,529,303	3,607,368	525,243	1,227,234	3,607,368	525,243

Note 1:
The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the unaudited condensed consolidated statements of cash flows for the three and nine months ended September 30, 2017 by excluding the movement of restricted cash of RMB0.5 million and RMB25.5 million, respectively.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)
Net interest expenses	105,733	137,274	182,152	26,522	270,096	434,480	63,262
Income tax (benefits) expenses	(2,337)	1,935	3,779	550	(5,038)	4,436	646
Depreciation and amortization	104,722	166,759	206,661	30,090	260,738	510,908	74,390
Accretion expenses for asset retirement costs	269	407	569	83	625	1,285	187
Share-based compensation expenses	15,594	27,954	27,358	3,983	41,394	70,945	10,330
Selling and marketing expenses (1)	18,109	17,835	22,206	3,233	54,839	61,860	9,007
General and administrative expenses (1)	47,595	49,318	57,319	8,347	118,584	150,595	21,926
Research and development expenses (1)	1,764	3,093	2,829	412	3,890	8,262	1,203
Foreign currency exchange loss (gain), net	1,638	(9,778)	(13,420)	(1,954)	5,473	(19,979)	(2,909)
Others, net	(866)	(1,903)	(3,197)	(465)	(2,702)	(5,709)	(831)
Adjusted NOI	201,892	290,817	366,902	53,422	537,542	909,726	132,458
Adjusted NOI margin	47.6%	45.6%	48.1%	48.1%	48.4%	46.4%	46.4%

Note 1:
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(90,329)	(102,077)	(119,354)	(17,379)	(210,357)	(307,357)	(44,753)
Net interest expenses	105,733	137,274	182,152	26,522	270,096	434,480	63,262
Income tax (benefits) expenses	(2,337)	1,935	3,779	550	(5,038)	4,436	646
Depreciation and amortization	104,722	166,759	206,661	30,090	260,738	510,908	74,390
Accretion expenses for asset retirement costs	269	407	569	83	625	1,285	187
Share-based compensation expenses	15,594	27,954	27,358	3,983	41,394	70,945	10,330
Adjusted EBITDA	133,652	232,252	301,165	43,849	357,458	714,697	104,062
Adjusted EBITDA margin	31.5%	36.4%	39.5%	39.5%	32.2%	36.4%	36.4%